HandStack PBC

Balance Sheet

(Unaudited)

	August 18, 2017	December 31, 2016	December 31, 2015
ASSETS			
Current Assets			
Cash	$ 50,908 $	130,305 $	613
Total current assets	50,908	130,305	613
Security deposit	4,500	4,500	1,500
Loan to shareholders	5,892	4,970	
Loans receivable	6,243	6,243	
TOTAL ASSETS	$ 67,543 $	146,018 $	2,113
LIABILITIES AND EQUITY			
Deferred revenue	$ 31,250 $	125,000 $	-
KISS loan	123,611	112,500	
Other loans	7,768	7,468	7,767
Total current liabilities	162,629	244,968	7,767
Long-term debt	42,000	20,000	20,000
Total long-term liabilities	42,000	20,000	20,000
Total liabilities	204,629	264,968	27,767
Equity			
Common Stock, par value $0.0001; 15,000,000 shares authorized, 9,585,000 outstanding	959	959	959
Retained deficit	(138,045)	(119,909)	(26,613)
Total Deficit	(137,086)	(118,950)	(25,654)
TOTAL LIABILITIES AND EQUITY	$ 67,543 $	146,018 $	2,113